American Real Estate Partners, L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

June 22, 2007

VIA EDGAR
H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Real Estate Partners, L.P.
Registration Statement on Form S-3
Registration No. 333-143930

Dear Mr. Owings,

On behalf of American Real Estate Partners, L.P. (the “Company”), a Delaware limited partnership, we hereby specifically incorporate into the facing page of the Registration Statement on Form S-3, filed by the Company on June 21, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said  Section 8(a), may determine.”

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Julie M. Allen at Proskauer Rose LLP, 1585 Broadway, New York, New York 10036 (fax: 212-969-2900).

Very truly yours,

/s/ Andrew R. Skobe
Chief Financial Officer